Exibit 1

Elbit Systems Awarded Approximately $53 Million
Contract to Supply Crossbow Unmanned Turreted
Mortar Systems for a European Customer

Haifa, Israel, 8 May, 2024 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded a contract worth approximately $53 million to supply the Crossbow Unmanned Turreted 120mm Soft Recoil Mortar Systems to General Dynamics European Land Systems (GDELS) for the installation on Pandur 6x6 APC wheeled armored vehicle for a European customer. The contract will be performed over a period of 6 years.

This marks the first contract signed for the supply of the Crossbow since its unveiling at the DSEI exhibition in London in 2023. Elbit Systems' Crossbow offers high protection and survivability for the mortar operator's crew and a short sensor-to-shooter circle, and is capable of shooting the first round in less than 30 seconds. It has a maximum rate of ten rounds per minute with a sustained rate of fire of six rounds per minute. The system can fire a variety of NATO 120mm ammunition, including the Iron Sting guided mortar munition, providing an effective range of up to 10 kilometers. No index loading is required for the Crossbow turret, which offers a 360° capability.

Yehuda (Udi) Vered, General Manager of Elbit Systems Land: "We are proud to receive the first order from a leading international costumer for our state-of-the-art Crossbow Unmanned Turreted Mortar System. The turreted mortar, with its precise guided round, reaffirms our commitment to developing and providing innovative and advanced land systems as solutions to the evolving needs of the modern battlefield."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 19,000 people in dozens of countries across five continents. In 2023, the Company reported approximately $6.0 billion in revenues and an order backlog of $17.8 billion.
For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Dr. David Ravia, Investor Relations
Tel: +972-77-2947169
david.ravia@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.